February , 2011	James P. MacLean
(617) 951-7003
jim.maclean@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LLC (the “Company”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Company to November 6, 2011; (ii) a copy of the unanimous resolutions of the Company’s managing members approving such policies and the portion of the premium to be paid by the Company; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through November 6, 2011. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Company were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 951-7003.

Please acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

/s/ James P. MacLean
James P. MacLean

Enclosures

cc:	R. Bradford Malt
Ann L. Milner
Erik G. Johnston

ACORD.	CERTIFICATE OF LIABILITY INSURANCE	OP ID: DU	DATE (MM/DD/YYYY) 02/10/11

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

IMPORTANT: If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

PRODUCER TD Insurance, Inc. (WS) PO Box 3600 West Springfield, MA 01090-3600 TD Insurance, Inc. 413-781-5940 413-733-7722	CONTACT NAME: Danielle C. Jackman
	PHONE: (A/C No. Ext): 207-239-3527	FAX [A/C No]: 207-775-0339
E-MAIL ADDRESS: danielle.jackman@tdInsure.com
PRODUCER CUSTOMER ID #: ROPES-2

	INSURER(S) AFFORDING COVERAGE	NAIC #
INSURED Ropes & Gray, LLP RGIP, LLC Prudential Tower 800 Boylston St Boston, MA 02199-3600	INSURER A: Federal Insurance Company	20281
INSURER B:
INSURER C:
INSURER D:
INSURER E:
INSURER F:

COVERAGES                        CERTIFICATE NUMBER:                               REVISION NUMBER:

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE			ADDL INSR	SUBR WVD	POLICY NUMBER	POLICY EFF (MM/DD/YYYY)	POLICY EXP (MM/DD/YYYY)	LIMITS
	GENERAL LIABILITY								EACH OCCURRENCE		$
									DAMAGE TO RENTED		$
	COMMERCIAL GENERAL LIABILITY								PREMISES (Ea occurrence)
		CLAIMS MADE	OCCUR						MED EXP (Any one person)		$
									PERSONAL & ADV INJURY		$
									GENERAL AGGREGATE		$
	GEN’L AGGREGATE LIMIT APPLIES PER:								PRODUCTS-COMP/OP AGG		$
	POLICY	PROJECT	LOC								$
	AUTOMOBILE LIABILITY								COMBINED SINGLE LIMIT (Ea accident)		$
ANY AUTO
									BODILY INJURY		$
	ALL OWNED AUTOS								(Per person)
									BODILY INJURY		$
	SCHEDULED AUTOS								(Per accident)
	HIRED AUTOS								PROPERTY DAMAGE		$
(Per accident)
	NON-OWNED AUTOS										$
$
	UMBRELLA LIAB		OCCUR						EACH OCCURRENCE		$
	EXCESS LIAB		CLAIMS-MADE						AGGREGATE		$
	DEDUCTIBLE										$
	RETENTION $										$
	WORKERS COMPENSATION AND EMPLOYERS’ LIABILITY		Y/N						WC STATU- TORY LIMITS	OTH- ER
	ANY PROPRIETOR/PARTNER/EXECUTIVE			N/A					E.L. EACH ACCIDENT		$
OFFICER/MEMBER EXCLUDED? (Mandatory in NH)
	If yes, describe under								E.L. DISEASE – EA EMPLOYEE		$
	DESCRIPTION OF OPERATIONS below								E.L. DISEASE – POLICY LIMIT		$
A	Crime					80588127 (PRIMARY)	11/06/10	11/06/11	Crime		5,000,000

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES (Attach ACORD 101, Additional Remarks Schedule, if more space is required)

Cancellation Provisions apply per attached form 14-02-0042.

Reissued - Original issued 11/8/2010.

CERTIFICATE HOLDER	CANCELLATION
MANAG-2 Managing Members of RGIP, LLC C/O Ropes & Gray, LLP 800 Boylston Street Boston, MA 02199-3600	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.
AUTHORIZED REPRESENTATIVE
TD Insurance, Inc.
/s/ Danielle C. Jackman
© 1988-2009 ACORD CORPORATION. All rights reserved. ACORD 25 (2009/09) The ACORD name and logo are registered marks of ACORD

Section 6. Termination Provisions
Termination as to Any Partner or Employee	6.1

This policy shall terminate as to any partner or Employee (1) immediately upon discovery by the Insured, any partner of the Insured or any elected or appointed officer of the Insured (not in collusion with such partner or Employee) of any act of Theft or other fraudulent or dishonest act by the partner or Employee, without prejudice to the loss of any property then being conveyed by the partner or Employee outside the Premises, or (2) twenty days after the receipt by the Insured of a written notice of termination from the Company, whichever first occurs.

Termination of Policy or Insuring Clause	6.2

This policy shall terminate in its entirety:

(A)    sixty days after the receipt by the Insured of a written notice of termination from the Company;

(B)    upon the receipt by the Company of a written notice of termination from the Insured;

(C)    at such other time as may be agreed upon by the Company and the first named Insured;

(D)    upon the voluntary liquidation or dissolution of the first named Insured;

(E)    upon the appointment of (1) a receiver, trustee or other fiduciary of the property of the first named Insured, or (2) a committee for the dissolution thereof; or

(F)     as to any Insured other than the first named upon the appointment of (1) a receiver, trustee or other fiduciary of the property of said Insured or (2) a committee for the dissolution thereof;

whichever first occurs.

Any Insuring Clause or coverage for any Insured other than the first named shall terminate sixty days after the receipt by the Insured of a written notice of termination from the Company or upon the request of the Insured.

The Company shall refund the unearned premium computed at customary short rates if the policy is terminated in its entirety by the Insured. Under any other circumstances the refund shall be computed pro rata.

Termination of Prior Bonds or Policies	6.3

The taking effect of this policy shall terminate, if not already terminated, all previous liability of the Company to the Insured under bonds or policies specified in Item 8 of the Declarations of this policy. By reason of the issuance of this policy, the prior bonds or policies shall not cover any loss not discovered and notified to the Company prior to the effective date of this policy as specified in Item 6 of the Declarations.

SUMMARY OF INSURANCE

PREPARED FOR:

ROPES & GRAY, LLP

PRESENTED BY:

TD Insurance

Account Executive:	Jacob E. Stone

Account Manager:	Rosa Dell’Aera-Smith

Client Service Agent:	Danielle C. Jackman

Address:	P.O. Box 3600, West Springfield, MA 01090-3600

Phone:	800-688-7256

Fax:	413-733-7722

Revision Date:	January 27, 2011

This is a convenient coverage summary, not a legal contract. Please refer to the actual policies quoted for specific terms, conditions, limitations, and exclusions that will govern in the event of a loss. In evaluating your exposures to loss, we have depended upon information provided by you. If there are other areas that need to be evaluated prior to binding coverage, please bring these areas to our attention. Should any of your exposures change after coverage is bound, such as new operations, hiring employees in additional states, buying more property, etc., please let us know so proper coverage(s) can be discussed. Higher liability limits may be available. Let us know if you would like a quote for higher limits.

Your policies may contain exclusions for terrorism and/or mold.

U.S. PROPERTY LOCATIONS

1)	One International Place, Boston, MA (GL Only—Property Excluded)

2)	525 University Ave., Palo Alto, CA (Subleased—Property Excluded)

3)	1211 Avenue of the Americas, New York, NY

4)	700 12th Street, One Metro Center, Washington, DC

5)	111 S. Wacker Drive, Chicago, IL 60603

6)	1900 University Way, 6th Floor, Ste 600, East Palo Alto, CA

7)	800 Boylston Street, Prudential, Boston, MA

8)	885 3rd Avenue, New York, NY (Subleased—Property Excluded)

9)	3 Embarcadero Center, San Francisco, CA

FOREIGN PROPERTY LOCATIONS

1)	Yusen Building, 2nd Floor, Marunouchi 2-3-2, Chiyoda-ku, Tokyo, Japan

2)	London Conference Center - 107 Fenchurch Street, London

3)	Suites 1601-1609-1610, 8 Connaught Place, Central Hong Kong

4)	5 New Street Square, London, UK

5)	Shanghai Kerry Centre, No. 1515 Nan Jing West Rd, Shanghai, China (Property Excluded)

JAPAN APARTMENTS 1

1.	House J, L’Harmonie, 3 Stanley Mound Road, Stanley Hong Kong

2.	Minami Azabu 1-1-11, Room #301, Minato-Ko Japan

3.	Aoyama Dai-ichi Mansions, Rm 902, No. 4-10, Akasaka 8-chome, Minato-ku Tokyo

4.	Marvelous Garden Court #703, 6-4-3 Shirokane, Minato-ku, Tokyo 102-0072

5.	Hill Court Yoyogi, 5-32-4 Yoyogi, Shibuya-ku, Tokyo

6.	Fuyo House #401, 5-12-12 Minami Azabu, Minato-Ku, Tokyo

7.	Shibaura Island Bloom Tower 1617, 4-20-2 Shubaura, Minato-Ku, Tokyo 108-0023, Japan

8.	Homat Ruby Room 401, 26-6, Minami-Aoyama, 1-Chome, Minato-KO

9.	Aoyama Park Tower #2504, 1-19-18 Shibuya, Shibuya-ku, Tokyo Japan

[1]	Covered for liability only, no property coverage.

COMMERCIAL PROPERTY

INSURING COMPANY:	Vigilant Insurance Co,/Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 245,127 [2]

COVERAGE		LIMIT
Blanket Property, including EDP, I&B (Premises 1,3-7 & 9) Deductible $5,000		$197,453,389
Blanket Business Income w. Extra Expense (Premises 3-7 & 9) 24 Hour Waiting Period		$47,906,000
Building Ordinance (Premises 3-7 & 9		Included

Blanket Fine Arts (Premises 3-7 & 9) Deductible $2,500		$4,414,070
Blanket Valuable Papers (Premises 3-7 & 9) Deductible $2,500		$8,000,000

Earthquake (Premises 1, 3-5 & 7)	Annual Aggregate	$15,000,000
Deductible $50,000, BI 48 hour waiting period	Per Occurrence	$15,000,000
Flood [3] (Premises 1, 3-5, 7 & 9)	Annual Aggregate	$15,000,000
Deductible $50,000, BI 48 hour waiting period	Per Occurrence	$15,000,000

PROPERTY-BLANKET LIMIT OF INSURANCE		$500,000
(Automatic blanket limit applies but is not limited to the following)

•	Accounts Receivable

•	Electronic Data Processing Property

•	Leasehold Interest – Bonus Payment, Prepaid Rent, Sublease Profit, Tenants’ Lease Interest

•	Leasehold Interest – Electronic Date Processing Equipment

•	Leasehold Interest – Undamaged Tenants’ Improvements & Betterments

•	Outdoor Trees, Shrubs, Plants or Lawns

•	Personal Property of Employees

•	Physical Evidence

•	Public Safety Service Charges

PROPERTY RATES

•	10-11: 0.124 based on blanket property value of $197,453,389

•	09-10: 0.147 based on blanket property value of $161,283,000

COVERAGE NOTES

•	Equipment Breakdown is included at property limits

•	Valuation: Replacement cost.

•	Coinsurance does not apply.

•	Automatic coverage for renovation projects for office space build-outs.

•	Terrorism Included

•	See policy for additional property coverages, extensions and exclusions.

[2]	Includes $284 taxes/surcharges.
[3]	Inundation, back-up, mud excluded as well as Flood excluded at location 6 – Flood Zone A.

COMMERCIAL LIABILITY

INSURING COMPANY:	Vigilant Insurance Company/Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 52,856

COVERAGE		LIMITS
General Liability – Occurrence Form
General Aggregate (applies per location)		$2,000,000
Products/Completed Operations		$1,000,000
Bodily Injury & Property Damage Liability – Non Professional		$1,000,000
Personal and Advertising Injury Liability		$1,000,000
Medical Payments	Each Person	$10,000
Fire Legal Liability	Any One Fire	$1,000,000

Exposure Basis:

•	10-11: 956 Lawyers

•	09-10: 847 Lawyers

•	08-09: 1,035 Lawyers

Employee Benefits Liability – Claims-made Form
Retroactive Date: 11/6/2007	Per Claim	$1,000,000
Deductible: $1,000	Aggregate	$1,000,000

Exposure Basis:

•	10-11: 1,850 Employees

•	09-10: 1,903 Employees

•	08-09: 1,823 Employees

COVERAGE COMMENTS:

•	General Liability/coverage for Third Party Discrimination (Harassment, segregation, discrimination other than employee related)

•	Auditable upon policy expiration

•	Defense outside limits

•	Terrorism included

•	See policy for additional coverages, extensions and exclusions.

AUTO LIABILITY

INSURING COMPANY:	Federal Insurance Co ./Chubb

POLICY PERIOD:	11/6/10 to 11/6/11

PREMIUM:	$ 2,029

COVERAGE	LIMITS

Hired and Non-owned Auto Liability	$1,000,000

Hired Physical Damage Comprehensive & Collision Deductibles each $1,000	Actual Cash Value (ACV)

WORKERS COMPENSATION

INSURING COMPANY:	Pacific Indemnity Insurance Co./Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 325,292 [4] – Includes Dividend Plan *

COVERAGE		LIMITS
Voluntary Workers’ Compensation		Statutory

Employer’s Liability	Per Accident	$500,000
	Policy Limit	$500,000
	Each Employee	$500,000

EXPERIENCE MODIFICATION

	09-10	10-11
CA	0.77	0.69
AH Other States	0.87	0.84
PA Merit Credit	0.95	0.95

PAYROLLS & RATES

State	Current 11/6/09 to 11/6/10			Renewal 11/6/10 to 11/6/11
	Payrolls	Rates	Employee Count	Payrolls	Rates	Employee Count
	Estimated			Estimated
CA	$13,980,622	0.79	105	$14,139,028	0.73	104
CT	$301,047	0.33	1	$318,500	0.29	1
DC	$9,759,391	0.13	110	$14,926,288	0.12	105
IA	$291,102	0.27	1	$318,500	0.26	1
MA	$107,871,266	0.10	987	$115,313,803	0,09	918
PA	$12,515	0.29	1	$236,600	0.25	1
RI	$66,768	0.27	1	$0	0.25	0
VA	$2,763,144	0.14	5	$963,500	0.10	4
NJ	$0	0.33	1	$80,000	0.34	1
CO	$53,749	0.36	1	$0	0.25	0
IL	$160,964	0.38	16	$4,097,041	0.33	27
WI	$56,836	0.17	1	$82,500	0.16	1
WA	$108,274	Flat	1	$290,000	Flat	1
NY [5]	$85,152,200	0.17	535	$57,850,490	0.14	474
Total Payroll	$220,577,878		1,765	$213,875,384		1,653

Partners are excluded.

[4]	Workers Compensation $72,297 attributable to Terrorism charge.
[5]	New York Payroll was prorated and added to Chubb’s policy effective 12/8/2010.

DIVIDEND PLAN

•	Incurred losses used in the actual dividend calculation (based on audited premiums) will be valued as of 12 months and 24 months after expiration or cancellation.

•	The insured will receive 50% of the estimated dividend due at the first adjustment. Upon the second (final adjustment), this amount will be subtracted from the total dividend amount.

•	Dividends cannot be guaranteed and are declared at the sole discretion of the Board of Directors of the Vigilant Insurance Company.

•	The “Net Cost Exhibit” is an overview of projected dividends at various loss ratios.

•	The actual dividend calculation will use audited premiums.

WORKERS COMPENSATION – NY STATE FUND

INSURING COMPANY:	New York State Insurance Fund

POLICY PERIOD:	11/06/10 to 12/8/10 (Cancelled)

PREMIUM:	Pending Audit

COVERAGE

Workers Compensation

		LIMITS
Employers Liability	Per Accident	500,000
	Policy Limit	500,000
	Each Employee	500,000

COVERAGE COMMENTS:

•	Location: 1211 Avenue of the Americas

•	Employee Count: 474 (Expiring employee count: 535)

•	Renewal was based on payroll of $85,152,200 to be audited.

•	Experience Mod: 0.84

FOREIGN LOCAL COVERAGE - JAPAN

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 8,090

LOCATION: Yusen Building, 2nd Floor, Marunouchi 2-3-2, Chiyoda-ku, Tokyo, Japan

PROPERTY COVERAGES	LIMITS
Contents, Electronic Equipment, Improvements & Betterments Deductible $5,000 Equipment Breakdown included Excludes Earthquake, Flood, Wind, & Theft	$3,377,000
Business Interruption	$100,000

GENERAL LIABILITY COVERAGE	LIMITS
Premises Operations	$1,000,000

EMPLOYERS LIABILITY	LIMITS
Per accident	$1,000,000
Policy limit	$1,000,000
Per Employee	$1,000,000

COVERAGE COMMENTS:

•	It is a requirement of the foreign government in Japan to place primary property, premise liability and employers’ liability coverages.

•	Exposure: $818,472 payroll

LOCAL BROKER:

Mojumdar & Company, Ltd.

Foreign Home Based Broker for Japan

No 3-7-10 6F., Nihonbashi Chuo-ku

Tokyo Japan 103-0027

Larry Mojumdar, President

Phone: +81-3-3281-2119 / Fax: +81-3-3281-2118

E-mail: larry@gol.com / sales@mojumadar.com

FOREIGN LOCAL COVERAGE – HONG KONG

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 3,073

LOCATIONS:

•	Suite 1601, 1609-1610, 8 Connaught Place, Central Hong Kong

EMPLOYERS LIABILITY	LIMITS
Per accident	$1,000,000
Policy limit	$1,000,000
Per Employee	$1,000,000

COVERAGE COMMENTS:

•	It is a requirement of the foreign government in Hong Kong to place primary employers liability coverage.

•	Exposure: $2,034,843 Payroll

•	Terrorism Endorsement included

FOREIGN LOCAL COVERAGE – LONDON, UK

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/6/10 to 11/6/11

PREMIUM:	$ 12,509

LOCATION: 5 New Street Square, London, United Kingdom (UK)

PROPERTY COVERAGES	LIMITS
Contents, Electronic Equipment, Improvements & Betterments	$3,000,000

GENERAL LIABILITY COVERAGE	LIMITS
Public Liability	$1,000,000
Product Liability	$1,000,000

EMPLOYERS LIABILITY	LIMITS
Per Occurrence Limit	£10,000,000
Per Occurrence or Series of Occurrences consequent on or attributable to an act of terrorism	£5,000,000

COVERAGE COMMENTS:

•	Local Employers’ Liability coverage is a requirement of the foreign UK government if staff consists of salaried/hourly employees. Per Ropes & Gray, partners are not considered salaried employees.

•	Exposure: £3,297,694 in Payroll

•	Terrorism included – Property Damage

FOREIGN LOCAL COVERAGE – SHANGHAI, CHINA

INSURING COMPANY:	Chubb

POLICY PERIOD:	6/2/2010 to 6/2/2011

ESTIMATED ANNUAL PREMIUM:	$ 2,500

LOCATION: No. 1515 Nan Jing West Rd, Shanghai 200040, China

GENERAL LIABILITY COVERAGE	LIMITS
Premises Operations	$1,000,000

COVERAGE COMMENTS:

•	Terrorism included

•	Local general liability coverage for your premise operations is primary and is a requirement of the foreign China government.

•	See policy for exclusions

•	Premium will be billed annually by your local broker in China and must be paid in local currency.

LOCAL CHINA BROKER:

Continental Insurance Brokers Limited, Shanghai Branch

Missy Shi, Account Executive

Room 21-D, World Plaza,

No.855 Pudong Road(S), Shanghai 200120, China

Office +86-21-5109 6006-808

Mobile +86-1391 867 1680

Fax +86-21-5836 9945

shiminshu@chinacib.com

FOREIGN ‘WORLDNET’ PACKAGE

INSURING COMPANY:	Great Northern Insurance Co./Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 28,764

PROPERTY[6] COVERAGES	($5,000 Deductible)	LIMITS
Location 1	Property	$3,000,000
	Fine Arts	$61,400
Location 2	Fine Arts (included in bucket limit)	$2,677
Location 3	Property	$2,550,000
	Fine Arts	$50,000
Location 4	Property	$3,000,000
Blanket	Business Interruption (24 Hour Waiting Period)	$100,000

GENERAL LIABILITY COVERAGE		LIMITS
General Aggregate		$2,000,000
Products/Completed Operations Aggregate Limit		$1,000,000
Advertising Injury and Personal Injury Aggregate Limit		$1,000,000
Each Occurrence Limit		$1,000,000
Damage to Premises Rented To You Limit		$1,000,000
Medical Expenses Limit		$10,000
Neighbors and Tenants Liability		$2,500,000

AUTO COVERAGE—Hired and Non-Owned		LIMITS
Auto Liability—Bodily Injury & Property Damage		$1,000,000
Physical Damage—Per Vehicle / Aggregate		$2,500/$10,000

WORKERS COMPENSATION		LIMITS
U.S. Nationals		State of Hire Benefits
Other International Employees		Country of Origin Benefits

EMPLOYERS LIABILITY		LIMITS
Per accident / Policy Limit / Per Employee		$1Mil / $1Mil / $1Mil
Repatriation Each Employee / Aggregate		$250,000 / $500,000

INTERNATIONAL TERRITORY

Responds to suits brought outside the United States & Canada for bodily injury & property damage occurrence & advertising injury & personal injury offenses that take place outside the US & Canada.

COVERAGE COMMENTS:

•	Coverage includes liability for individual employee apartments leased through Ropes & Gray.

•	Liability extended to leased space at Shanghai Kerry Centre, Shanghai China.

•	Worldnet provides excess coverage to foreign local policies, excluding employers’ liability in the UK.

•	Property Valuation: Replacement cost with no coinsurance penalty.

•	Earthquake excluded in Japan. See policy for additional coverages, extensions and exclusions.

•	Exposure: # Trips—273; Payroll: Japan—$818,472; Hong Kong $2,034,843.

[6]	“Property” includes electronic data processing equipment and improvements and betterments. See location schedule in Section I under Foreign Property Locations. Blanket limits apply.

UMBRELLA

INSURING COMPANY:	Federal Insurance Co./Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 52,310 [7]

COVERAGES	LIMITS
Each Occurrence	$40,000,000
Aggregate (applies per location)	$40,000,000

RATING EXPOSURES:
Payroll:	$242,635,666 Domestic
$1,224,000 International

Number of Lawyers:	847 Lawyers

Number of Locations:	9 Domestic
4 Internationally

COVERAGE COMMENTS:

•	Follow Form to Fire Legal Liability

•	Follow form to Third Party Discrimination

•	See policy for exclusions

UNDERLYING COVERAGES:

•	General Liability

•	Employee Benefits Liability

•	Auto Liability

•	Employer’s Liability - All States

•	Foreign Worldnet - General, Auto and Employer’s Liability

[7]	Includes $518 annual premium for optional terrorism coverage.

KIDNAP, RANSOM & EXTORTION / WORKPLACE VIOLENCE

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 18,890

KIDNAP, RANSOM & EXTORTION	LIMITS	DEDUCTIBLE
Special Coverage	$5,000,000	$0
Custody	$5,000,000
Expense	$5,000,000
Accidental Loss - Loss of life	$5,000,000
Mutilation		25%
All Other Accidental Loss		100%

WORKPLACE VIOLENCE EXPENSE	LIMITS	DEDUCTIBLE
Each Insured Event*	$2,000,000	$25,000

* Includes consultation costs, expenses, business interruption, death benefit per decendent and rehabilitation expenses

TERRITORY: Worldwide

LAYER 1—PRIMARY CRIME

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 47,000

COVERAGE [8]	LIMIT	DEDUCTIBLE
Employee Theft	$5,000,000	$35,000
Depositors Forgery & Alteration	$5,000,000	$35,000
Theft, Disappearance & Destruction	$5,000,000	$35,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$5,000,000	$35,000

LAYER 2—EXCESS OVER PRIMARY

INSURING COMPANY:	Travelers Casualty & Surety Company

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 35,250

COVERAGE	LIMIT
Employee Theft	$10,000,000 excess of $5,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $5,000,000
Theft, Disappearance & Destruction	$10,000,000 excess of $5,000,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$10,000,000 excess of $5,000,000

LAYER 3—EXCESS CRIME OVER EXCESS AND PRIMARY

INSURING COMPANY:	Hanover Insurance Company

POLICY PERIOD:	11/06/10 to 11/06/11

PREMIUM:	$ 17,600

COVERAGE	LIMIT

Employee Theft	$10,000,000 excess of $15,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $15,000,000
Theft, Disappearance & Destruction	$10,000,000 excess of $15,000,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$10,000,000 excess of $15,000,000

[8]	Chubb’s Crime is worldwide coverage. ERISA included.

REGISTERED MAIL

INSURING COMPANY:	Chubb

POLICY PERIOD:	4/4/10 to 4/4/11 (Continuous)

PREMIUM:	$ 1,000

COVERAGE	LIMITS
Aggregate	$5,000,000

COVERAGE COMMENTS:

•	Liability for shipments of property shall not exceed the limit shown above to any one addressee on any one day

•

If the declared value of shipments of all property from any one sender to any one addressee on any one day exceeds the aggregate limit shown above, the excess over that amount will be covered hereunder only upon confirmation of acceptance from Chubb Group of Insurance Companies.

RGIP, LLC

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP, LLC, a Delaware limited liability company (the “Company”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Company as a named insured under the crime insurance policy issued by the Federal Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one year period commencing on November 6, 2010 in the amounts listed on Annex A for an annual premium of $47, 000 (the “Policy”), the Company’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Company in the Policy is in the best interests of the Company.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Company is fair and reasonable to the Company.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Company are approved.

VOTED:	That James P. MacLean, in his capacity as a vice president of the Company, is designated as the officer of the Company who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Ann L. Milner
Ann L. Milner

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of February     , 2011

Annex A

Partner or Employee Theft Coverage	$5,000,000
Premises Coverage	$5,000,000
Transit Coverage	$5,000,000
Depositors Forgery Coverage	$5,000,000
Computer Theft of Merchandise Coverage	$5,000,000
Investigative Costs Coverage	$100,000
Credit Card Forgery	$100,000
Money Orders and Counterfeit Currency Charges	$1,000,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of November 6, 2010 by and among RGIP, LLC, a Delaware limited liability company (the “Company”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Company the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Federal Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LLC

By:	/s/ ALFRED O. ROSE
Managing Member

ROPES & GRAY LLP

By:	/s/ R.BRADFORD MALT
Partner

ROPES & GRAY, LTD

By:	/s/ MATTHEW M. BURKE
Title: DIRECTOR

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by             , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of             ,             , as from time to time in effect, among RGIP, LLC and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                 ,